Exhibit (a)(1)(G)

FROM: Paul Werner, Director, Executive Compensation

TO: All Holders of Stock Options of ADT Inc.

As you may be aware, on September 12, 2022, ADT Inc. (“ADT”) announced that it had commenced a self-tender offer to purchase up to 133,333,333 shares of its common stock, par value $0.01 per share (the “Common Stock”), and its Class B Common Stock, par value $0.01 per share (together with the Common Stock, the “Shares”), at a purchase price of $9.00 per share, less any applicable withholding taxes and without interest, representing an aggregate purchase price of up to $1,200,000,000, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 12, 2022.

As a holder of vested stock options (or of options that will vest on or before October 14, 2022, which is the date that is four business days prior to the expiration date of the tender offer unless the tender offer is extended or terminated), you are eligible to participate in this tender offer. After reading the materials, if you are interested in participating in the tender offer, you must follow the instructions in the attached package in connection with exercising your vested stock options and instructing UBS to tender on your behalf your shares of Common Stock you receive from such exercise by October 14, 2022. If you do not wish to participate in the tender offer, you do not need to do anything. As further described in the attached Notice to Option Holders document, your participation in the tender offer may be prohibited or subject to certain requirements. Please read all of the attached materials carefully before deciding to participate in the tender offer.

In order to allow you additional time to consider this opportunity, we are attaching an advance copy of the Notice to Option Holders and offer materials that you will receive at home. Additional copies of such materials are also available on UBS’s stock plan administration platform at www.ubs.com/onesource/adt. If you have any questions relating to exercising your options, including those relating to applicable deadlines, please contact our stock plan administrator, UBS, by telephone at (561) 659-9591 or by email at braffgroup@ubs.com. If you have any questions relating to any limitations or requirements relating to your participation in the tender offer, please contact me, by telephone at (561) 988-1944 or by email at prwerner@adt.com, or Janet Buttery, by telephone at (561) 322-4937 or by email at janetbuttery@adt.com.